United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 001-34195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company

1800 Hughes Landing Boulevard, Suite 700

The Woodlands, TX 77380

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

NOTE:	All other schedules required by Section 2520 .103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the

Layne Christensen Company Capital Accumulation Plan

The Woodlands, Texas

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Houston, Texas

June 27, 2014

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments — at fair value:
Mutual funds	$96,521,396	$82,421,581
Common/collective trust fund	20,302,547	21,463,089
Layne Christensen Company Common Stock	2,814,117	4,284,680

Total investments	119,638,060	108,169,350

Receivables:
Notes receivable from participants	2,729,047	2,675,539
Participant contributions	—	278,929
Employer contributions	—	150,580

Total receivables	2,729,047	3,105,048

Cash	91,585	152,669

Total assets	122,458,692	111,427,067

LIABILITIES:
Accrued administrative expenses	61,412	68,366
Payables for securities purchased	—	482,674

Total liabilities	61,412	551,040

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	122,397,280	110,876,027

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(58,437)	(371,632)

NET ASSETS AVAILABLE FOR BENEFITS	$122,338,843	$110,504,395

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Contributions:
Participant contributions	$6,768,432
Employer contributions	3,450,103
Rollover contributions	693,237

Total contributions	10,911,772

Investment income:
Net appreciation in fair value of investments	11,088,249
Dividend and interest income	5,706,070

Net investment income	16,794,319

Interest income on notes receivable from participants	84,112

Total additions	27,790,203

DEDUCTIONS:
Benefits paid to participants	15,795,308
Administrative expenses	160,447

Total deductions	15,955,755

INCREASE IN NET ASSETS	11,834,448

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	110,504,395

End of year	$122,338,843

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan and is administered by Layne Christensen Company and a 401(k) Investment Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Bank of America, N.A. serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (“Layne”) become eligible for membership in the Plan after completion of three months of service.

Contributions — Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% of eligible compensation up to limitations imposed by the Internal Revenue Code (IRC). Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan are entitled to make an additional “catch-up contribution” in accordance with the Plan document. Effective January 1, 2007, the Plan was amended to allow Roth after-tax contributions.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year Layne may make a matching contribution as follows: 1) 100 percent of the participant’s basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant’s compensation; and 2) 50 percent of the participant’s basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant’s compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of Layne’s profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of Layne and is based on a stated percentage, if any, of participants’ eligible compensation. No profit sharing contribution was made for the year ended December 31, 2013.

Investments — The Plan has twenty types of investment funds available as investment options for participants including a Layne common stock account, a common/collective trust fund and eighteen mutual funds. Of the twenty types of investment funds available on an ongoing basis, fourteen are considered “core” investment options while the remaining six represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Layne contributions are allocated to the funds in proportion with the participants’ elected deferral percentage at the time of contribution.

Participant Accounts and Vesting — Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant’s account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Layne matching contributions, Layne profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason.

Forfeited Accounts — Upon distribution, forfeitures from employer contributions made prior to January 1, 2000, become available to the Plan and should be fully applied toward employer contributions, per the Plan document. At December 31, 2013 and 2012, forfeited non-vested accounts totaled $10,342 and $13,688, respectively. During the year ended December 31, 2013, the Plan paid $5,049 in fees out of the forfeiture account, but no employer contributions were reduced by forfeited non-vested accounts. During the year ended December 31, 2012, the Plan paid $8,838 in fees out of the forfeiture account, but no employer contributions were reduced by forfeited non-vested accounts.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant’s account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their elective deferrals account be distributed. IRC regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family’s principal residence, college education for employees’ dependent children, self or spouse, or for major uninsured family medical expenses. The 401(k) Investment Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

Payment of Benefits — Upon termination of employment or retirement, the participant, or in the case of death, the surviving spouse, can elect to receive the participant’s account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. In the event of a mandatory distribution greater than $1,000 but not more than $5,000 that is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant’s consent, if the Participant does not elect to have such distribution paid directly to an “eligible retirement plan” specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion on the fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Individual participant accounts invested in the common collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. In accordance with GAAP, the stable value fund is included in the 2013 and 2012 statement of net assets available for benefits at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Federated Capital Preservation Fund (the “Capital Preservation Fund”) is a common collective trust fund that invests principally in guaranteed investment contracts, separate account guaranteed investment contracts, synthetic guaranteed investment contracts and a money market mutual fund, which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.

The investment objective of the Capital Preservation Fund is stability of principal and high current income. There is no unfunded commitment and there is no redemption notice period, except related to employer-initiated events as noted below.

Limitations on the Ability of the Capital Preservation Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of Layne. The following employer-initiated events may limit the ability of the Capital Preservation Fund to transact at contract value and require twelve months’ notice of intention to make withdrawal:

•	Partial or complete termination of the participating trust

•	Exclusion from coverage of a group of employees

•	Implementation of an early retirement program

•	Termination of employment attributable to a transfer or other change of employment from an employer to a parent, subsidiary or any company under common ownership or control with the employer, any change in employer as a result of the spin-off, sale or merger of any unit of the employer and a partial plan termination.

•	Layoffs, bankruptcy, plant closings, or early retirement incentives

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	Violation of equity wash or equivalent rules in place and changes of qualification status of the Company or the Plan

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Capital Preservation Fund holds separate account guaranteed investment contracts (GICs) and synthetic GICs each of which has a wrap contract that provided a minimum guaranteed rate of return for the term of the contracts. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Capital Preservation Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Capital Preservation Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Capital Preservation Fund or the administration of the Capital Preservation Fund that is not consented to by the wrap issuer

•	Any changes in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Capital Preservation Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event the wrap contracts fail to perform as intended, the Capital Preservation Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Capital Preservation Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Capital Preservation Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or Layne as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities — In December 2011 and January 2013, the Financial Accounting Standards Board (“FASB”) issued guidance requiring expanded disclosures, including both gross and net information, for derivatives, repurchase and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in the reporting entity’s financial statements or those that are subject to an enforceable master netting arrangement or similar agreement. The Plan adopted the new guidance respectively in 2013. The new guidance affects disclosures only and therefore had no impact on the statements of net assets and changes therein.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common Stocks — The Plan’s investment in the Layne Christensen Company Common Stock is valued at quoted market prices as determined by closing sales prices reported on the active market on which the securities are traded on the last business day of the year.

Mutual Funds — Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust Fund — The Capital Preservation Fund is a common collective trust fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2013 Total
Layne Christensen Company Common Stock	$2,814,117	$—	$—	$2,814,117

Mutual funds:
Domestic stock funds	56,101,875	—	—	56,101,875
Balanced funds	8,029,548	—	—	8,029,548
International stock funds	10,430,845	—	—	10,430,845
Fixed income funds	18,710,901	—	—	18,710,901
BlackRock Energy and Resources Portfolio	3,248,227	—	—	3,248,227

Total mutual funds	96,521,396	—	—	96,521,396
Common/collective trust fund — Federated Capital Preservation Fund	—	20,302,547	—	20,302,547

Total	$99,335,513	$20,302,547	$—	$119,638,060

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2012 Total
Layne Christensen Company Common Stock	$4,284,680	$—	$—	$4,284,680

Mutual funds:
Domestic stock funds	44,689,945	—	—	44,689,945
Balanced funds	6,249,401	—	—	6,249,401
International stock funds	9,287,177	—	—	9,287,177
Fixed income funds	19,114,785	—	—	19,114,785
BlackRock Energy and Resources Portfolio	3,080,273	—	—	3,080,273

Total mutual funds	82,421,581	—	—	82,421,581
Common/collective trust fund — Federated Capital Preservation Fund	—	21,463,089	—	21,463,089

Total	$86,706,261	$21,463,089	$—	$108,169,350

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 21, 2013 and 2012, there were no transfers between levels.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012
Federated Capital Preservation Fund	$20,302,547	$21,463,089
PJMCO Total Return Fund	17,452,376	18,024,728
Invesco Charter Fund	12,596,746	10,632,579
Mainstay Large Cap Growth Fund	8,065,871	6,213,123
Thornburg International Value Fund	6,299,703	6,518,534
BlackRock Basic Value Fund (1)	13,335,321	10,193,737
BlackRock S&P 500 Index I (1)	6,206,121	—	(2)

(1)	Represents a party-in-interest to the Plan.
(2)	This investment met the 5% or more threshold in 2013, but did not in 2012.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

Common stock	$(1,216,278)
Mutual funds	12,304,527

Net appreciation in fair value of investments	$11,088,249

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Bank of America, N.A. is a subsidiary of Bank of America Corporation, which has a substantial economic interest in BlackRock, Inc. The Plan invests in shares of mutual funds managed by BlackRock, Inc. and therefore, these transactions qualify as exempt party-in interest transactions.

The Layne Christensen Company Common Stock includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2013 and 2012, the Plan held 164,761 and 176,542 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $3,586,737 and $3,874,706, respectively. There was no dividend income earned to be recorded by the Plan during the year ended December 31, 2013.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, Layne has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Layne by a letter dated March 20, 2012, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC requirements. During 2013 and 2012 the Plan had certain operational and administrative issues occur where the Plan was not operated in accordance with the Plan document. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 should have been fully applied toward employer contributions, per the Plan document. During the year ended December 31, 2013, the Plan paid fees out of the forfeiture account, but no employer contributions were reduced by forfeited non-vested accounts. We plan to adopt a retroactive amendment to the Plan which will allow the use of the forfeitures to pay Plan expenses. In order to prevent the Plan from incurring a qualification defect, the Plan’s sponsor will take appropriate corrective action with respect to this operational issue in accordance with the provisions of the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition as a liability (or asset) or disclosure in the financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2013 and 2012, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013, is as follows:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$122,338,843	$110,504,395
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	58,437	371,632

Total net assets per the Form 5500	$122,397,280	$110,876,027

Increase in net assets per the financial statements		$11,834,448
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2013		58,437
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2012		(371,632)

Net income per Form 5500		$11,521,253

9.	VOLUNTARY COMPLIANCE RESOLUTION

During December 2012, Layne determined that it did not include certain non-cash, imputed compensation in the Plan’s computation of “compensation” attributable to employee group term life insurance coverage in excess of $50,000 for elective deferral and applicable matching contribution purposes. Additionally, Layne determined that the Plan provided the safe harbor basic matching contribution based on the participant’s Plan year compensation, rather than the participant’s payroll period compensation. Layne took remedial actions under the Department of Labor’s Voluntary Compliance Program to correct both matters through retroactive amendments to both the Plan’s definition of eligible compensation, whereby the definition was modified to exclude imputed income attributable to group term life insurance coverage for purposes of elective deferral and matching contributions and the application of the matching contribution formula to be based on a participant’s payroll period compensation.

By a letter dated June 19, 2013, Layne was informed by the IRS that their application for a compliance statement was accepted, and the Plan will not be subject to disqualification.

*  *  *  *  *

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

EMPLOYER ID NO: 48-0920712

PLAN NO: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, or Lessor	(b) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Layne Christensen Company	Layne Christensen Company Common Stock Common Stock (164,761 shares)	**	$2,814,117
	Federated	Federated Capital Preservation Fund Common/Collective Trust (2,024,411 units)	**	20,302,547
	Oakmark	The Oakmark Equity & Income Fund Mutual Fund (172,651 shares)	**	5,637,056
	PIMCO	PIMCO Total Return Fund Mutual Fund (1,632,589 shares)	**	17,452,376
	Perkins	Perkins Mid Cap Value Fund Mutual Fund (82,409 shares)	**	1,925,076
	Invesco	Invesco International Growth Fund Mutual Fund (52,685 shares)	**	1,910,001
	Invesco	Invesco Charter Fund Mutual Fund (559,855 shares)	**	12,596,746
*	BlackRock	BlackRock Health Sciences Opportunity Portfolio Mutual Fund (36,279 shares)	**	1,537,499
*	BlackRock	BlackRock Energy and Resources Portfolio Mutual Fund (85,592 shares)	**	3,248,227
	Mainstay	Mainstay Large Cap Growth Fund Mutual Fund (774,819 shares)	**	8,065,871
	Seligman	Seligman Communications and Information Fund Mutual Fund (39,575 shares)	**	2,095,869
	Oppenheimer	Oppenheimer Developing Markets Fund Mutual Fund (25,181shares)	**	945,798
	JPMorgan	JPMorgan Small Cap Equity Fund Mutual Fund (93,559 shares)	**	4,640,548
	Thornburg	Thornburg International Value Fund Mutual Fund (196,743 shares)	**	6,299,703
*	BlackRock	BlackRock S&P 500 Index I Mutual Fund (27,959 shares)	**	6,206,121
	Franklin	Franklin High Income Fund Mutual Fund (596,457 shares)	**	1,258,525
	Franklin	Franklin Small-Mid Cap Growth Fund Mutual Fund (132,531 shares)	**	5,698,826
*	BlackRock	BlackRock Global Allocation Fund Mutual Fund (111,642 shares)	**	2,392,492
*	BlackRock	BlackRock Basic Value Fund Mutual Fund (434,092 shares)	**	13,335,321
*	BlackRock	BlackRock Pacific Fund Mutual Fund (66,842 shares)	**	1,275,341
*	Plan Participants	Participant Promissory Notes
		Interest rates ranging from 3.25% to 8.50%; maturity dates through June 2027	**	2,729,047

	TOTAL			$122,367,107

*	Indicates party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

	By	Layne Christensen Company

DATE: June 27, 2014	By	/s/ James R. Easter
James R. Easter
Senior Vice President and Chief Financial Officer

DATE: June 27, 2014	By	/s/ Tony Robertson
Tony Robertson Director – Global Benefits

EXHIBIT INDEX

Exhibit Number	Description of Documents	Page

23	Consent of Independent Registered Public Accounting Firm	17